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hi-yah I'm chef Charlotte the executive
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chef from the culinary craft workshop in
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Catonsville so we are living in pandemic
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times and I am going to show you how to
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make a few things that you can make
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right out of your pantry you probably
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have these items and they are flying off
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of the shelves at the grocery store so I
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think that this is a good time to go
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over this stuff when our classes start
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up in a couple of months at the keulen
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area craft workshop we will have a pasta
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class and you will learn how to make
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different kinds of pasta including this
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one and a few others will even learn how
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to make gnocchi in that class so we're
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going to start with these very simple
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ingredients
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this is all-purpose flour we've got
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olive oil and eggs these eggs come from
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my own girls so we are going to start

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off with just a nice little amount don't
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roll away little ones
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thank you to my videographer and
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daughter for catching the eggs so we're
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gonna use about a cup of flour we'll use
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a little bit more later so we're just
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gonna keep it handy we're gonna make a
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little well you can do this right on
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your countertop or you can do it in a
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bowl I just feel like the first couple
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of times you do it you should do it in a
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bowl so that's what I'm going to show
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you so you've got your flour you've made
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a little well in it crack your eggs i
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compost those so I'm not going to throw
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them away a little rinse
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you need just a touch of olive oil not a
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teaspoon or so for this good hook at
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those eggs mix them up a little bit and
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then start incorporating the other flour
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it is okay to make a mess because we're
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going to start working on the fourth in
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the moment when I say bored in this case
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I mean countertop I just say bored all
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the time for countertop once you get to
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a point where it is not likely to just
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roll off of your board that is when you
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can dump it on to the table
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okay so this is no longer spilly so what
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I like to do is kind of hold the wet bit
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back and then dump the dry out and the
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rest of the West try to get as much as
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possible out of this bowl what's left in
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here will get us down the drain with the
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dish water is not food so we want to use
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as much as we can out of this bowl once
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this is more about dough I'm going to
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take some of the dough and get the rest
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of this egg out so if you start getting
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into this right away with your fingers
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you are going to have what I call gloves
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of dough so we want to get this as
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together as possible not so sticky

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you can use a bench scraper for this
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which I usually do but frankly this is
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working just fine why do you another
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tool right I don't know about you but
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dishes are piling up around here it's so
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easy when you're home all day to just
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keep popping into the kitchen okay now
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I'm going to take some of this dough and
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get the rest of this egg and flour out
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of here clean up the bowl a little bit
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okay take it off of my fork don't need
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it they're gonna have a little bit of
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flour right here on the board when you
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get your hands into it let me grab a
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towel here you want to have your hands
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relatively dry and then put flour on
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them so that they don't it's a little
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protective flour to keep you from having
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every
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stuck to you that's basically what it is
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so having this here obviously you've
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cleaned your countertop right yes so
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we're going to just knead this together
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I'm really pushing it together see I'm
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pushing it down and I want to get all
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these little bits together if you you
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can't incorporate them later because
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then they will just continue to be bits
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you need to get them incorporated now
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the stuff that stuck to your hands get
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it off really smash this stuff in and if
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you need more flour you can grab it from
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the nice fresh pile over here but we're
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going to get this all incorporated in
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first if you put too much flour into it
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then it gets really really difficult to
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knead and you're not going to be able to
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roll it out either it is so difficult to
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add moisture to your dough it is so much
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easier to add the flour to it so this is
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coming together but look that's still
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pretty lumpy right that is not smooth
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think of a baby's bottom you want this

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nice and smooth so I am just gonna keep
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kneading it like this you've got to put
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your weight into it
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and we're just going to do this for a
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couple of minutes and then we'll come
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back soon hi so I have been kneading for
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about two minutes and let's see that's
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pretty good isn't it that is nice and
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smooth this is a good dough so it's in a
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nice little ball now we're gonna plunk
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it in this bowl I'm going to cover it up
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and we're going to let this rest we just
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need the gluten to rest for a couple of
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minutes so it relaxes otherwise when we
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roll it out it is going to just come
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right back together we roll it out and
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it goes root we don't want that I want
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you to see I have pulled out a bench
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scraper and I cleaned
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bench all the bits that had some egg in
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it all the bits that are a little bit
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chunky there over here because we're
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still going to be using flour this is
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the clean flour I want this clean we're
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gonna get rid of this and we'll come
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back in 15 minutes to a half hour to
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work on this dough okay so it's been
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about a half an hour we're going to take
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this is just a reusable little silicon
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lid
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take our lid off pull out our nice
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beautiful dough I don't tend to work
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with a whole dough at a time so I'm
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gonna cut this shape that was I'm gonna
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cut this in half put this back and cover
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it up if it forms a crust it is that
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crust will not go away and then you
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can't shape it so we're going to take
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our nice fresh clean flour actually it's
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not super fresh it's from you know half
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hour ago this is called dusting your
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board and get a little flour on the
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rolling pin of course you can always use

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equipment that makes pasta nice and flat
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I have a littler but I'm not trying to
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get you all to start chopping any more
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than your me are so roll this out nice
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and flat
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when you're rolling when you're using a
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rolling pin you want to keep your dough
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moving around a little bit make sure
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that it is not sticking to the board and
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you also don't want to roll off doing
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this makes it slopey on the sides and
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then you don't have a nice flat dough
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but moving it around is very helpful if
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it's ever not really moving then you
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know it's it's stuck like right there
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it got stuck so put a little more flour
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that makes it warm okay
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this is feeling pretty good okay so I
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don't have all my equipment at home
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because I keep a lot of it at my
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professional kitchen so I've got a
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pastry cutter that is a handle and two
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little wheels and one is a nice straight
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wheel and the other one a little bit
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ripoli you probably know what I'm
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talking about so that we can make you
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know nice ripoli edges on your pasta
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dough that is my favorite I love doing
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that and that is what I would use if I
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had it here today but I don't so I'm
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going to wing it you could use a knife
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this might work you might be thinking
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how about a pizza cutter chef well this
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is my pizza cutter I'm not actually sure
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if it'll work so I'm gonna give it a try
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but nice straight line Hey nice it
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worked
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guess what shape we're gonna make okay
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since you can't answer I'm gonna tell
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you we are going to make farfalle this
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is my favorite bowtie pasta it is so
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simple and it's so freakin cute check
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this out you're going to have strips

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that are about an inch maybe a little
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bit bigger but an inch is good this
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thing's working up pretty well you know
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if you don't have a rolling pin you can
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use oh say a wine bottle yes I've done
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that before
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I've made dough and gone to friends
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houses to make pasta with them they
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don't have a rolling pin and we pull out
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the wine bottle it works great the bench
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scraper is also going to work well I'm
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just gonna do that actually a little bit
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a little bit cleaner cut making they can
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be somewhere between a square and a
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rectangle but you know kind of a
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square-ish rectangle the ones that are
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kind of a wonky shape you can just get
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rid of those okay you ready to see how
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simple this is take three fingers this
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one holds it in place and we do a pinch
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look at that
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isn't it adorable pinch if you've got
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long fancy fingernails this one's hard
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frankly I could stand to cut my
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fingernails if you do though you could
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do it this way
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maybe I don't know I guess I don't know
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what it's like to have long fancy
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fingernails but all these little guys
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and then you lay them out to dry if you
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are doing this to store them dry your
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pasta until it is completely dry and
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then you can package it this I'm going
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to just make my pasta shapes once it's
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all done put it in boiling water I bring
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my water to a boil with some salt in it
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you might have noticed I didn't put salt
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in this I put salt in my water and then
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drop it down from a boil nothing wants
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to be beaten up like that so bring it up
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to a boil and then drop it a little bit
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lower and then you cook your pasta and
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basically once it starts to float it is

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done I tend to give it enough of 30
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seconds or so after it floats just
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because that's how I like it
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it takes it'll take like a minute to
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cook or less it's probably more like 40
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seconds but now you've got bowtie pasta
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tell me those aren't adorable
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